UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of October 2026

Commission File Number: 001-31798

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SHINHAN FINANCIAL GROUP CO., LTD.

(Translation of registrant's name into English)

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20, Sejong-daero 9-gil, Jung-gu, Seoul 04513, Korea
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

3Q2026 Preliminary Operating Results of Shinhan Financial Group

On October 27, 2026, Shinhan Financial Group Co., Ltd. released its preliminary operating results for 3Q 2026. The following tables reflect the key figures we announced through a fair disclosure. The full IR presentation materials are available at our website (www.shinhangroup.com).

The financial information in this report has been prepared in accordance with Korean International Financial Reporting Standards and is to be reviewed by our independent auditor. As figures provided have not yet been fully reviewed by our independent auditor, contents are subject to change in the due course of the reviewing process.

1. Preliminary Operating Results of Shinhan Financial Group (Consolidated)

					(KRW million)
Item		3Q 2026	2Q 2026	QoQ Change (%)	3Q 2025	YoY Change (%)
Revenue*	Specified Quarter	18,640,834	25,063,156	-25.62	9,514,830	95.91
	Cumulative	72,196,422	-	-	48,854,886	47.78
Operating Income	Specified Quarter	1,907,021	2,476,281	-22.99	1,954,623	-2.44
	Cumulative	6,537,755	-	-	5,913,094	10.56
Income before Income Taxes	Specified Quarter	2,111,207	2,515,975	-16.09	1,950,623	8.23
	Cumulative	6,848,564	-	-	6,028,305	13.61
Net Income	Specified Quarter	1,609,753	1,846,651	-12.83	1,452,190	10.85
	Cumulative	5,105,552	-	-	4,546,470	12.30
Net Income Attributable to Controlling Interest	Specified Quarter	1,584,629	1,820,135	-12.94	1,423,544	11.32
	Cumulative	5,027,358	-	-	4,460,943	12.70

* Represents the sum of interest revenues, fees and commissions revenues, and other operating revenues

2. Preliminary Operating Results of Shinhan Bank (Consolidated)

					(KRW million)
Item		3Q 2026	2Q 2026	QoQ Change (%)	3Q 2025	YoY Change (%)
Revenue*	Specified Quarter	12,028,356	11,790,413	2.02	4,649,798	158.69
	Cumulative	41,975,518	-	-	29,835,564	40.69
Operating Income	Specified Quarter	1,591,702	1,693,081	-5.99	1,466,074	8.57
	Cumulative	4,750,258	-	-	4,397,561	8.02
Income before Income Taxes	Specified Quarter	1,629,676	1,729,299	-5.76	1,459,760	11.64
	Cumulative	4,856,414	-	-	4,417,714	9.93
Net Income	Specified Quarter	1,225,635	1,301,581	-5.83	1,089,405	12.50
	Cumulative	3,684,792	-	-	3,356,650	9.78
Net Income Attributable to Controlling Interest	Specified Quarter	1,225,211	1,301,383	-5.85	1,089,241	12.48
	Cumulative	3,683,725	-	-	3,356,056	9.76

* Represents the sum of interest revenues, fees and commissions revenues, and other operating revenues

3. Preliminary Operating Results of Shinhan Card (Consolidated)

				(KRW million)
Item		3Q 2026	2Q 2026	QoQ Change (%)	3Q 2025	YoY Change (%)
Revenue*	Specified Quarter	1,453,628	1,569,249	-7.37	1,310,727	10.90
	Cumulative	4,720,067	-	-	4,532,472	4.14
Operating Income	Specified Quarter	129,608	184,538	-29.77	177,990	-27.18
	Cumulative	458,555	-	-	495,303	-7.42
Income before Income Taxes	Specified Quarter	301,788	182,336	65.51	176,994	70.51
	Cumulative	636,762	-	-	497,478	28.00
Net Income	Specified Quarter	231,809	139,097	66.65	134,123	72.83
	Cumulative	487,580	-	-	383,389	27.18
Net Income Attributable to Controlling Interest	Specified Quarter	232,350	137,974	68.40	133,764	73.70
	Cumulative	485,773	-	-	380,403	27.70

* Represents the sum of interest revenues, fees and commissions revenues, and other operating revenues

4. Preliminary Operating Results of Shinhan Life (Consolidated)

				(KRW million)
Item		3Q 2026	2Q 2026	QoQ Change (%)	3Q 2025	YoY Change (%)
Revenue*	Specified Quarter	1,730,726	3,992,665	-56.65	1,716,267	0.84
	Cumulative	8,457,180	-	-	5,696,594	48.46
Operating Income	Specified Quarter	171,069	266,348	-35.77	234,264	-26.98
	Cumulative	582,060	-	-	701,571	-17.03
Income before Income Taxes	Specified Quarter	171,954	258,090	-33.37	231,953	-25.87
	Cumulative	569,351	-	-	687,311	-17.16
Net Income	Specified Quarter	128,751	187,491	-31.33	170,167	-24.34
	Cumulative	419,387	-	-	514,515	-18.49
Net Income Attributable to Controlling Interest	Specified Quarter	128,751	187,491	-31.33	170,167	-24.34
	Cumulative	419,387	-	-	514,515	-18.49

* Represents the sum of ‘insurance revenues’ and ‘insurance finance income and investment income’.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shinhan Financial Group Co., Ltd.
(Registrant)

Date: October 27, 2026	By:	/s/ JANG Jeong Hoon

Name: JANG Jeong Hoon
Title: Chief Financial Officer